SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Violin Memory, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92763A101

(CUSIP Number)

June 1, 2016

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763A101

(1)	Names of reporting persons Garden Growth Industries AB
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Sweden

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 0
	(6)	Shared voting power 12,359,019
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 12,359,019

(9)	Aggregate amount beneficially owned by each reporting person 12,359,019
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 12.3%(1)
(12)	Type of reporting person CO

(1)	Based on 100,136,131 shares of the common stock of Violin Memory, Inc. (the “Issuer”) outstanding as of May 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, as filed with the Securities and Exchange Commission on June 14, 2016.

CUSIP No. 92763A101

(1)	Names of reporting persons Bruce H. Grant
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power 2,129,832
	(6)	Shared voting power 12,359,019
	(7)	Sole dispositive power 2,129,832
	(8)	Shared dispositive power 12,359,019

(9)	Aggregate amount beneficially owned by each reporting person 14,488,851
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 14.5%(1)
(12)	Type of reporting person IN

(1)	Based on 100,136,131 shares of the Issuer’s common stock outstanding as of May 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, as filed with the Securities and Exchange Commission on June 14, 2016.

CUSIP No. 92763A101

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and restates in its entirety Schedule 13G filed on August 6, 2015 (the “Original Schedule 13G”), as amended by Amendment No. 1 to Schedule 13G filed on April 26, 2016 (“Amendment No. 1”), for the purpose of (i) updating the number of shares of the common stock of the Issuer, and corresponding percentage of the class of securities, owned by the reporting persons and (ii) correcting disclosure set forth in the Original Schedule 13G and Amendment No. 1 with respect to Applied Value, LLC, a Massachusetts limited liability company (“Applied Value”). By reason of a record-keeping error, the Original Schedule 13G and Amendment No. 1 had erroneously reported certain shares of the common stock of the Issuer as being beneficially owned by both Applied Value and by Mr. Bruce Grant. In reality, such shares were beneficially owned, and continue to be beneficially owned, only by Mr. Grant. Applied Value does not hold, and has not previously held, any shares of the common stock of the Issuer (in each case, whether beneficially or of record), and Applied Value is not a member, and has not previously been a member, of a “group” for purposes of Rule 13d-5 or Schedule 13G under the Securities Exchange Act of 1934, as amended. 100% of the outstanding equity interests of Applied Value are held by Mr. Bruce Grant, a reporting person.

Item 1(a) Name of Issuer:

Violin Memory, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:

4555 Great America Parkway

Santa Clara, CA  95054

Item 2(a) Name of Person(s) Filing:

This Amendment No. 2 to Schedule 13G is being filed by (i) Garden Growth Industries AB (“Garden Growth”) and (ii) Bruce H. Grant (“Mr. Grant”).

Item 2(b) Address of Principal Business Office, or, if None, Residence:

The address of Garden Growth is c/o Applied Value Kb, Box 5047, 102 41 Stockholm, Sweden. The address of Mr. Grant is 410 Mariner Drive, Jupiter FL 33477.

Item 2(c) Citizenship:

Garden Growth is a limited company organized under the laws of Sweden. Mr. Grant is a United States citizen.

Item 2(d) Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e) CUSIP Number:

92763A101

Item 3.

Not Applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

Garden Growth and Mr. Grant collectively own an aggregate of 14,488,851 shares of Common Stock of the Issuer. Garden Growth holds 12,359,019 shares of Common Stock, and Mr. Grant holds 2,129,832 shares of Common Stock. Mr. Grant owns 90% of the outstanding equity interests of Garden Growth, and as the controlling equity owner of Garden Growth, Mr. Grant may be deemed to beneficially own the shares of Common Stock held by Garden Growth. In addition, Mr. Grant is the Chairman of Garden Growth and may be deemed to control Garden Growth. Furthermore, by virtue of Mr. Grant’s control of Garden Growth, Garden Growth and Mr. Grant may be deemed to be acting in concert with respect to the acquisition, holding, voting and disposition of the Issuer’s Common Stock.

(b) Percent of class:

Garden Growth – 12.3%

Bruce H. Grant – 14.5%

(c) Number of shares as to which the person has:

CUSIP No. 92763A101

(i) sole power to vote or to direct the vote

Garden Growth – 0 shares

Bruce H. Grant – 2,129,832 shares

(ii) shared power to vote or to direct the vote

Garden Growth – 12,359,019 shares

Bruce H. Grant – 14,488,851 shares

(iii) sole power to dispose or to direct the disposition of

Garden Growth – 0 shares

Bruce H. Grant – 2,129,832 shares

(iv) shared power to dispose or to direct the disposition of

Garden Growth – 12,359,019 shares

Bruce H. Grant – 14,488,851 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See information set forth under Item 2(a) of this Schedule, which is incorporated herein by reference.

Item 9	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2016

/s/ Bruce H. Grant
Name: Bruce H. Grant

Date: June 21, 2016

GARDEN GROWTH INDUSTRIES AB

By:	/s/ Bruce H. Grant
Name:	Bruce H. Grant
Title:	Chairman